UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

/      /  Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

(Print or Type Responses)
1.  Name and Address of Reporting Person*

Donahue                       John                    C.
(Last)                        (First)                 (Middle)

c/o Federated Investors, Inc.
Federated Investors Tower
(Street)

Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)
2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.     FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Year
      December 2001

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
__X___ Director               ________ 10% Owner
__X___ Officer (give title below)    ________ Other (specify below)
      President and Chief Executive Officer

7.  Individual or Joint/Group Filing (Check Applicable Limit)
_X____   Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person

                Table I -- Non-Derivative Securities Beneficially Owned
1. Title of     2.         3.            4.  Securities Acquired   5.  Amount of    6.  Ownership  7.  Nature
   Security     Transaction   Transaction   (A) or Disposed of     Securities       Form:  Direct  of Indirect
   (Instr. 3)   Date          Code          (D) (Instr. 3, 4, and  Beneficially     (D) or         Beneficial
                (Mon/day/year)(Instr. 8)    5)                     Owned at End of  Indirect (I)   Ownership
                                                                   Month (Instr. 3  (Instr. 4)     (Instr. 4)
                                                                   and 4)
                           Code   V      Amount   (A) or   Price
                                                     (D)

Class B Common  12/26/01   G      V      483      A
   Stock
Class B Common  12/26/01   G(1)   V      9,324    D
   Stock
Class B Common  12/26/01   G(2)   V      33,333   D
   Stock
Class B Common  12/26/01   G(3)   V      1,332    D                5,381,165        D
   Stock

Class B Common  12/26/01   G(2)   V      33,333   A
   Stock
Class B Common  12/26/01   G      V      644      A                33,977           I              By Spouse
   Stock

Class B Common  12/26/01   G(1)   V      1,332    A                1,655,200        I              By Thomas
   Stock                                                                                           Donahue as
                                                                                                   custodian
                                                                                                   for minor
                                                                                                   children

Class B Common  12/26/01   G(1)   V      998      A                1,265,624        I              By power of
   Stock                                                                                           attorney

Class B Common  12/26/01   G(3)   V      998      A                876,382          I              By Daniel
   Stock                                                                                           McGrogan as
                                                                                                   custodian
                                                                                                   for minor
                                                                                                   children


     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or indirectly.  * If the form is filed by more than one reporting person, see Instruction 4(b)(v).


FORM 4 (continued)
                              Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
                                    (e.g., puts, calls, warrants, options, covertible
securities)



1.  Title of         2.  Conversion  3.              4.  Transaction     5.  Number of    6.  Date
Derivative Security  or Exercise     Transaction        Code (Instr. 8)  Derivative       Exercisable and
(Instr. 3)           Price of        Date                                Securities       Expiration Date
                     Derivative      (Month/Day/Year)                    Acquired (A) or  (Month/Day/Year)
                     Security                                            Disposed of (D)
                                                                         (Instr. 3, 4,
                                                                         and 5)
                                                     Code     V          (A)       (D)    Date
                                                                                          ExercisableExpiration
                                                                                                     Date






7.  Title and Amount of   8.  Price of    9.  Number of            10.  Ownership Form of           11.
Underlying Securities     Derivative      derivative Securities    Derivative Security:  Direct     Nature
(Instr. 3 and 4)          Security        Beneficially Owned at    (D) or indirect (I)              of
                          (Instr. 5)      End of Month (Instr. 4)  (Instr. 4)                       Indirect
                                                                                                    Beneficial
                                                                                                    Ownership
                                                                                                    (Instr.
                                                                                                    4)
Title        Amount or
             Number of
             Shares



Explanation of Responses:

(1)  Represents the aggregate amount of several gifts.
(2)  Gift to spouse.
(3)  Gifts to children sharing reporting person's household.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ J. Christopher Donahue          January 10, 2002
--------------------------------    -----------------------
**Signature of Reporting Person     Date